June 28, 2013

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

N.E. Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed July 25, 2012

File No. 001-31452

Dear Ms. Collins:

We are writing regarding your letter dated May 21, 2013 commenting on our Form 20-F filed on July 25, 2012. As we stated in our letter dated June 3, 2013, we are in the process of compiling a response to your letter and will submit the response as soon as practicable. Unfortunately, we will not be able to submit the response by our originally planned date primarily because the preparation of English translations of the relevant agreements and summaries thereof and the collection and analysis of our internal data for the purpose of preparing the response have taken more time than we had expected. We currently expect to be able to submit the response by July 12, 2013. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director, President
KONAMI CORPORATION

cc:	Laura Veator
Christine Davis
(Division of Corporation Finance
Securities and Exchange Commission)
Izumi Akai
(Sullivan & Cromwell LLP)